Free Writing Prospectus

Filed Pursuant To Rule 433

Registration Nos. 333-217785

333-221842

333-206640

July 10, 2018

GOLD FOR PORTFOLIOS

GLD®	SPDR® Gold Shares
GLDW	SPDR® Long Dollar Gold Trust
GLDM	SPDR® Gold MiniShares™

STATE STREET GLOBAL ADVISORS.
SPDR®

WORLD GOLD COUNCIL

WHY CONSIDER INVESTING IN GOLD?

Gold is both an investment and a consumer good. Global economic growth, income growth, monetary policy and market volatility drive demand. A strategic allocation to this unique asset class may help an investor to pursue the following potential benefits of gold:

Long-term Returns

Since 1971, when President Nixon removed the US dollar from the Gold Standard, the price of gold has increased from $43.28/oz. to $1323.85/oz. at the end of March 2018, or a compounded annual growth rate of 7.79 percent per year.1

Gold’s prices are influenced by a diverse set of global drivers in pro-cyclical and counter-cyclical markets.

Greater Diversification

Gold’s historically low or negative correlation to other asset classes means the potential for greater diversification that could potentially lower portfolio volatility, enhance overall risk-adjusted returns and preserve purchasing power.

Improved Risk-Adjusted Returns

Because gold has historically tended to rise during stock market pullbacks, a strategic allocation to gold in a multi-asset class portfolio may help temper the impact of market volatility and reduce portfolio drawdown.

Deep Liquidity

The average daily turnover of gold is over $250 billion, equivalent to $62 trillion per year. That makes the gold market larger than that of many stocks and bonds.2

An investment in any combination of GLD, GLDW and GLDM entails a risk of loss and the diversification offered by the Funds does not ensure a profit or guarantee against loss.

[1]	Bloomberg Finance L.P., State Street Global Advisors, August 13, 1971–March 31, 2018.

[2]	Source: A study carried out by London Bullion Market Association and overseen by the Bank of England and the Financial Conduct Authority; GFMS-Thomson Reuters, date as of December 31, 2017.

7.79%

Compounded annual growth rate for

LBMA Gold Price PM since 19711

Gold’s Historically Relatively Low or Negative

Correlation with Equity and Bond Markets Since 2000

Source: Bloomberg Finance L.P., State Street Global Advisors, data from January 1, 2000 to March 31, 2018. Correlations are calculated from monthly returns in USD. Asset classes represented by the following indices — Japanese: MSCI Japan Index; Global: MSCI AC World Daily Index TR; US: S&P 500; European: MSCI Europe Index; US Aggregate Bonds: Bloomberg Barclays US Aggregate Bond Index TR; US Corporate: Bloomberg Barclays US Corporate Bond Index TR

Gold’s Historical Performance in Market Downturns

Source: Bloomberg Finance L.P., State Street Global Advisors, as of March 31, 2018. Notes: Global Financial Crisis: 11/30/2007–3/31/2009; Sovereign Debt Crisis I: 4/30/2010–8/31/2010; Sovereign Debt Crisis II: 2/28/2011–10/31/2011; Debt Ceiling Crisis: 7/22/2011–8/8/2011; Brexit: 6/22/2016–6/27/2016. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. Performance data above derived from total return indices.

3 SPDR ETFS MAKE IT EASY TO ACCESS GOLD

GLD®	GLDW	GLDM

The Largest Gold ETF that Democratized Access to Gold	Gold for a Strong Dollar Environment	Our Lowest Cost Gold ETF

When the SPDR® Gold Shares (GLD) launched in November 2004, it gathered $1 billion in assets under management in just three days. Today, as the largest gold-backed ETF in the world in terms of AUM,[3] GLD is designed to offer all investors easy and relatively highly liquid access to the gold market.	Launched January 31, 2017, the SPDR® Long Dollar Gold Trust (GLDW) is designed to offer investors the potential benefits of using gold as a strategic portfolio diversifier while countering the historically negative correlation between a strengthening U.S. dollar and gold prices.	Launched June 26, 2018, the SPDR Gold MiniShares Trust (GLDM) is designed to offer the potential benefits an allocation to gold may bring to a properly balanced portfolio at the lowest total expense ratio (TER) of any gold ETF.[4]

An investment in any combination of GLD, GLDW and GLDM entails a risk of loss and the diversification offered by the Funds does not ensure a profit or guarantee against loss.

Family of SPDR Gold ETFs
	GLD	GLDW	GLDM
Strategy	Long Gold	Tracking the performance of the Solactive GLD® Long USD Gold Index (long gold, long USD versus basket of certain non-US currencies)	Long Gold
Expense Ratio (%)	0.40	0.50	0.18
Physically Backed Gold	Yes	Yes	Yes
Fund Type	Grantor Trust	Grantor Trust	Grantor Trust
Price at Inception	1/10th oz of gold in USD[5]	1/10th oz of gold in USD[6]	1/100th oz of gold in USD[7]
Tracks	Price of gold in USD	Solactive GLD® Long USD Gold Index	Price of gold in USD
NAV Gold Benchmark	LBMA Gold Price PM	LBMA Gold Price AM	LBMA Gold Price PM
Currencies in Basket	N/A	EUR (57.6%), JPY (13.6%), GBP (11.9%), CAD (9.1%), SEK (4.2%) and CHF (3.6%)	N/A
Storage	HSBC Bank Plc, in London	HSBC Bank Plc, in London	ICBC Standard Bank Plc, in London

[3]	Source: Bloomberg Financial L.P. & State Street Global Advisors. Date as of April 30, 2018.

[4]	Based on GLDM’s total expense ratio compared with the total expense ratios included in Morningstar’s Global Exchange Traded Funds database for the 25 products with reported expense information and identified as having a primary prospectus benchmark to the LBMA Gold Price PM (USD) or the LBMA Gold Price AM (USD) as of June 20, 2018.

[5]	The amount of gold backing each share decreases over time based on the daily accrual of the sponsor fee.

[6]	The amount of gold backing each share will change over time. It will decrease based on the daily accrual of the sponsor fee, but it may increase (decrease) based on the daily outperformance (underperformance) of the USD versus the basket of currencies.

[7]	Figure provided is expected price at inception. The amount of gold backing each share decreases over time based on the daily accrual of the sponsor fee.

State Street Global Advisors       3

ssga.com | spdrs.com

Important Risk Information

Investing involves risk, and you could lose money on an investment in each of SPDR® Gold Shares Trust ("GLD®"), SPDR® Gold MiniSharesSM Trust ("GLDM℠"), a series of the World Gold Trust, and SPDR® Long Dollar Gold Trust ("GLDW℠"), a series of the World Gold Trust (together, the "Funds").

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs' net asset value. Brokerage commissions and ETF expenses will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

GLDW is subject to regulation under the Commodity Exchange Act of 1936 (the "CEA"). U.S. regulation of swap agreements is rapidly changing and is subject to further regulatory developments which could be adverse to GLDW. GLDW's swap agreements will be subject to counterparty risk and liquidity risk.

Currency exchange rates between the U.S. dollar and non-U.S. currencies may fluctuate significantly over short periods of time and may cause the value of GLDW's investments to decline.

GLDW is a **passive investment** vehicle that is designed to track the Index. GLDW's performance may deviate from changes in the levels of its Index (i.e., create "tracking error" between GLDW and the Index) for a number of reasons, such as the fees and expenses of GLDW, which are not accounted for by the Index.

Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR® Gold Trust ("GLD®"), SPDR® Gold MiniShares℠ Trust ("GLDM℠") and SPDR® Long Dollar Gold Trust ("GLDW℠"):

The SPDR Gold Trust ("GLD") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for GLD. The World Gold Trust has filed a registration statement (including a prospectus) with the SEC for each of GLDM and GLDW. The World Gold Trust has also filed the prospectus for GLDW with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. Please see each Fund's prospectus for a detailed discussion of the risks of investing in each Fund's shares. The GLD prospectus is available by clicking here, the GLDM prospectus is available by clicking here, and the GLDW prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

None of the Funds is an investment company registered under the Investment Company Act of 1940 (the "1940 Act"). As a result, shareholders of each Fund do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. GLD and GLDM are not subject to regulation under the CEA. As a result, shareholders of each of GLD and GLDM do not have the protections afforded by the CEA.

Shares of each Fund trade like stocks, are subject to investment risk and will fluctuate in market value.

The values of GLD shares and GLDM shares relate directly to the value of the gold held by each Fund (less its expenses), respectively. Fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them.

GLDW shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDW shares relates directly to the value of the gold held by GLDW (less its expenses) and the value of a basket ("FX Basket") comprising the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc ("Reference Currencies") against the U.S. dollar. A decline in the price of gold and/or an increase in the value of the Reference Currencies comprising the FX basket against the U.S. dollar could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold and the price of each Reference Currency against the U.S. dollar represented by them.

None of the Funds generate any income, and as each Fund regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Fund share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of the Sponsor of each of GLD, GLDM and GLDW.

GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

MiniShares℠, GLDM℠ and GLDW℠ are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC.

Standard & Poor's®, S&P® and SPDR® are registered trademarks of Standard & Poor's Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation's financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto.

Important Information Relating to Solactive GLD® Long USD Gold Index:

GLDW is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the Index value at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards GLDW, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors in and/or financial intermediaries transacting in or with GLDW. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trademark for the purpose of use in connection with GLDW constitutes a recommendation by Solactive AG to invest capital in GLDW nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in GLDW.

For more information, please contact the Marketing Agent for GLD, GLDM and GLDW: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com

State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA 02210

Not FDIC Insured • No Bank Guarantee • May Lose Value

STATE STREET GLOBAL ADVISORS
SPDR

© 2018 State Street Corporation. All Rights Reserved.
ID13161-2144359.1.2.NA.RTL 0618 Exp. Date: 06/30/2019

SPDR® Gold Trust, SPDR® Long Dollar Gold Trust and SPDR® Gold MiniSharesSM Trust (each, a “Fund” and together, the “Funds”) have each filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. SPDR® Long Dollar Gold Trust has also filed its prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you a prospectus if you request it by calling 866.320.4053.